                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               UTILX CORPORATION
                       (Name of Subject Company (Issuer)

                         INFRASTRUX ACQUISITION, INC.
                            INFRASTRUX GROUP, INC.
                           PUGET SOUND ENERGY, INC.
                      (Names of Filing Persons (Offerors)

                                 COMMON STOCK
            (including the associated common stock purchase rights)
                        (Title of Class of Securities)

                                   918031105
                     (CUSIP Number of Class of Securities)

                                  John Durbin
                            InfrastruX Group, Inc..
                             411-108TH Avenue N.E.
                              Bellevue, WA  98004
                                (425) 454-6363
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notice and Communications on Behalf of Filing Persons)

                                   COPY TO:
                                  Andrew Bor
                               Perkins Coie LLP
                         1201 Third Avenue, 40th Floor
                              Seattle, WA  98101
                                (206) 583-8888

                                 June 29, 2000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender-offer subject to Rule 13e-4.

     [ ]  going private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 12. EXHIBITS.

(a)(1) Text of Joint Press Release dated June 29, 2000, issued by UTILX Corporation and InfrastruX Group, Inc.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER        EXHIBIT NAME
------        ------------

(a)(1) Text of Joint Press Release dated June 29, 2000, issued by UTILX Corporation and InfrastruX Group, Inc.